EXHIBIT 99.2

THOMSON REUTERS CORPORATION
CONSOLIDATED INCOME STATEMENT
(unaudited)

		Three months ended September 30,		Nine months ended September 30,
(millions of U.S. dollars, except per share amounts)	Notes	2014	2013	2014	2013
Revenues		3,107	3,086	9,396	9,424
Operating expenses	5	(2,198)	(2,302)	(6,826)	(6,882)
Depreciation		(97)	(102)	(294)	(310)
Amortization of computer software		(195)	(195)	(586)	(571)
Amortization of other identifiable intangible assets		(160)	(165)	(488)	(482)
Other operating gains (losses), net	6	9	(6)	4	124
Operating profit		466	316	1,206	1,303
Finance costs, net:
Net interest expense	7	(110)	(109)	(329)	(348)
Other finance (costs) income	7	(82)	38	(25)	(34)
Income before tax and equity method investments		274	245	852	921
Share of post-tax earnings in equity method investments	8	2	5	3	24
Tax (expense) benefit	9	(26)	33	(53)	(423)
Earnings from continuing operations		250	283	802	522
Earnings from discontinued operations, net of tax		-	-	-	6
Net earnings		250	283	802	528
Earnings attributable to:
Common shareholders		231	271	762	488
Non-controlling interests		19	12	40	40

Earnings per share:	10
Basic earnings per share:
From continuing operations		$0.29	$0.33	$0.94	$0.58
From discontinued operations		-	-	-	0.01
Basic earnings per share		$0.29	$0.33	$0.94	$0.59

Diluted earnings per share:
From continuing operations		$0.28	$0.33	$0.93	$0.58
From discontinued operations		-	-	-	-
Diluted earnings per share		$0.28	$0.33	$0.93	$0.58

The related notes form an integral part of these consolidated financial statements.

THOMSON REUTERS CORPORATION
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
(unaudited)

		Three months ended September 30,		Nine months ended September 30,
(millions of U.S. dollars)	Notes	2014	2013	2014	2013
Net earnings		250	283	802	528
Other comprehensive (loss) income:
Cash flow hedges adjustments to earnings	7	134	(64)	141	72
Foreign currency translation adjustments to earnings		-	-	-	(1)
Items that may be subsequently reclassified to net earnings:
Cash flow hedges adjustments to equity		(130)	74	(118)	(42)
Foreign currency translation adjustments to equity		(424)	263	(306)	(105)
		(554)	337	(424)	(147)
Item that will not be reclassified to net earnings:
Net remeasurement (losses) gains on defined benefit
pension plans, net of tax(1)		(30)	19	(86)	173
Other comprehensive (loss) income		(450)	292	(369)	97
Total comprehensive (loss) income		(200)	575	433	625

Comprehensive (loss) income for the period attributable to:
Common shareholders		(219)	563	393	585
Non-controlling interests		19	12	40	40
(1)	The related tax expense was $19 million and $12 million for the three months ended September 30, 2014 and 2013, respectively, and $51 million and $102 million for the nine months ended September 30, 2014 and 2013, respectively.

The related notes form an integral part of these consolidated financial statements.

THOMSON REUTERS CORPORATION
CONSOLIDATED STATEMENT OF FINANCIAL POSITION
(unaudited)

(millions of U.S. dollars)	Notes	September 30, 2014	December 31, 2013
ASSETS
Cash and cash equivalents	11	1,686	1,316
Trade and other receivables		1,694	1,751
Other financial assets	11	151	183
Prepaid expenses and other current assets		584	650
Current assets		4,115	3,900
Computer hardware and other property, net		1,161	1,291
Computer software, net		1,516	1,622
Other identifiable intangible assets, net		7,367	7,890
Goodwill		16,653	16,871
Other financial assets	11	177	192
Other non-current assets	12	602	583
Deferred tax		69	90
Total assets		31,660	32,439

LIABILITIES AND EQUITY
Liabilities
Current indebtedness	11	1,117	596
Payables, accruals and provisions	13	2,109	2,624
Deferred revenue		1,255	1,348
Other financial liabilities	11	273	193
Current liabilities		4,754	4,761
Long-term indebtedness	11	7,810	7,470
Provisions and other non-current liabilities	14	1,838	1,759
Other financial liabilities	11	113	102
Deferred tax		1,646	1,917
Total liabilities		16,161	16,009

Equity
Capital	15	10,187	10,347
Retained earnings		6,727	7,303
Accumulated other comprehensive loss		(1,897)	(1,614)
Total shareholders’ equity		15,017	16,036
Non-controlling interests		482	394
Total equity		15,499	16,430
Total liabilities and equity		31,660	32,439
Contingencies (note 19)

The related notes form an integral part of these consolidated financial statements.

THOMSON REUTERS CORPORATION
CONSOLIDATED STATEMENT OF CASH FLOW
(unaudited)

		Three months ended September 30,		Nine months ended September 30,
(millions of U.S. dollars)	Notes	2014	2013	2014	2013
Cash provided by (used in):
OPERATING ACTIVITIES
Net earnings		250	283	802	528
Adjustments for:
Depreciation		97	102	294	310
Amortization of computer software		195	195	586	571
Amortization of other identifiable intangible assets		160	165	488	482
Net gains on disposals of businesses and investments		(2)	(1)	(1)	(157)
Deferred tax		(112)	54	(187)	296
Other	17	37	87	148	212
Changes in working capital and other items	17	(40)	(209)	(556)	(546)
Net cash provided by operating activities		585	676	1,574	1,696
INVESTING ACTIVITIES
Acquisitions, net of cash acquired	18	(28)	(139)	(165)	(987)
Proceeds from disposals of businesses and investments, net of taxes paid		2	3	14	355
Capital expenditures, less proceeds from disposals		(231)	(213)	(704)	(751)
Other investing activities		5	12	7	33
Investing cash flows from continuing operations		(252)	(337)	(848)	(1,350)
Investing cash flows from discontinued operations		-	10	-	10
Net cash used in investing activities		(252)	(327)	(848)	(1,340)
FINANCING ACTIVITIES
Proceeds from debt	11	997	-	997	1,294
Repayments of debt	11	-	(1,000)	-	(1,440)
Repurchases of common shares	15	(109)	(100)	(726)	(100)
Dividends paid on preference shares		(1)	-	(2)	(2)
Dividends paid on common shares	15	(258)	(259)	(778)	(778)
Other financing activities	16	19	(3)	148	4
Net cash provided by (used in) financing activities		648	(1,362)	(361)	(1,022)
Increase (decrease) in cash and bank overdrafts		981	(1,013)	365	(666)
Translation adjustments		(17)	5	(14)	(12)
Cash and bank overdrafts at beginning of period		699	1,606	1,312	1,276
Cash and bank overdrafts at end of period		1,663	598	1,663	598

Cash and bank overdrafts at end of period comprised of:
Cash and cash equivalents		1,686	607	1,686	607
Bank overdrafts		(23)	(9)	(23)	(9)
		1,663	598	1,663	598
Supplemental cash flow information is provided in note 17.

Interest paid		(110)	(140)	(298)	(339)
Interest received		1	6	2	8
Income taxes paid		(29)	(31)	(74)	(101)

Interest paid is reflected as an operating cash flow and is net of debt-related hedges. Interest received is reflected as either an operating or investing cash flow depending on the nature of the underlying transaction.

Income taxes paid and received are reflected as either an operating or investing cash flow depending on the nature of the underlying transaction.

The related notes form an integral part of these consolidated financial statements.

THOMSON REUTERS CORPORATION
CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
(unaudited)

(millions of U.S. dollars)	Stated share capital	Contributed surplus	Total capital	Retained earnings	Unrecognized (loss) gain on cash flow hedges	Foreign currency translation adjustments	Total accumulated other comprehensive loss (“AOCL”)	Non- controlling interests	Total
Balance, December 31, 2013	10,170	177	10,347	7,303	(17)	(1,597)	(1,614)	394	16,430
Comprehensive income (loss)(1)	-	-	-	676	23	(306)	(283)	40	433
Change in ownership interest of subsidiary(2)	-	-	-	44	-	-	-	82	126
Distributions to non-controlling interests	-	-	-	-	-	-	-	(34)	(34)
Dividends declared on preference shares	-	-	-	(2)	-	-	-	-	(2)
Dividends declared on common shares	-	-	-	(802)	-	-	-	-	(802)
Shares issued under Dividend Reinvestment Plan (“DRIP”)	24	-	24	-	-	-	-	-	24
Repurchases of common shares(3)	(264)	-	(264)	(492)	-	-	-	-	(756)
Stock compensation plans	79	1	80	-	-	-	-	-	80
Balance, September 30, 2014	10,009	178	10,187	6,727	6	(1,903)	(1,897)	482	15,499
(millions of U.S. dollars)	Stated share capital	Contributed surplus	Total capital	Retained earnings	Unrecognized (loss) gain on cash flow hedges	Foreign currency translation adjustments	AOCL	Non- controlling interests	Total
Balance, December 31, 2012	10,201	170	10,371	8,311	(56)	(1,481)	(1,537)	353	17,498
Comprehensive income (loss)(1)	-	-	-	661	30	(106)	(76)	40	625
Distributions to non- controlling interest	-	-	-	-	-	-	-	(29)	(29)
Dividends declared on preference shares	-	-	-	(2)	-	-	-	-	(2)
Dividends declared on common shares	-	-	-	(807)	-	-	-	-	(807)
Shares issued under DRIP	29	-	29	-	-	-	-	-	29
Repurchases of common shares	(35)	-	(35)	(65)	-	-	-	-	(100)
Stock compensation plans	79	(16)	63	-	-	-	-	-	63
Balance, September 30, 2013	10,274	154	10,428	8,098	(26)	(1,587)	(1,613)	364	17,277
(1)	Retained earnings for the nine months ended September 30, 2014 includes net remeasurement losses on defined benefit pension plans of $86 million, net of tax (2013 - gains of $173 million, net of tax).
(2)	Includes cash contribution of $120 million by the non-controlling interests. See note 16.
(3)	Includes stated share capital of $43 million and retained earnings of $82 million related to the Company’s pre-defined share repurchase plan. See note 15.

The related notes form an integral part of these consolidated financial statements.

THOMSON REUTERS CORPORATION
Notes to Consolidated Financial Statements (unaudited)
(unless otherwise stated, all amounts are in millions of U.S. dollars)

Note 1: Business description and basis of preparation

General business description

Thomson Reuters Corporation (the “Company” or “Thomson Reuters”) is an Ontario, Canada corporation with common shares listed on the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange (“NYSE”) and Series II preference shares listed on the TSX. The Company provides intelligent information to businesses and professionals. Its offerings combine industry expertise with innovative technology to deliver critical information to decision makers.

Basis of preparation

The unaudited consolidated interim financial statements (“interim financial statements”) were prepared using the same accounting policies and methods as those used in the Company’s consolidated financial statements for the year ended December 31, 2013, except as described in note 2. The interim financial statements are in compliance with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”). Accordingly, certain information and footnote disclosure normally included in annual financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board ("IASB"), have been omitted or condensed. The preparation of financial statements in accordance with IAS 34 requires the use of certain critical accounting estimates. It also requires management to exercise judgment in applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements have been set out in note 2 of the Company’s consolidated financial statements for the year ended December 31, 2013. These interim financial statements should be read in conjunction with the Company’s consolidated financial statements for the year ended December 31, 2013, which are included in the Company’s 2013 annual report.

The accompanying interim financial statements include all adjustments, composed of normal recurring adjustments, considered necessary by management to fairly state the Company’s results of operations, financial position and cash flows. The operating results for interim periods are not necessarily indicative of results that may be expected for any other interim period or for the full year.

References to “$” are to U.S. dollars and references to “C$” are to Canadian dollars.

Note 2: Changes in accounting policies

Certain pronouncements were issued by the IASB or International Financial Reporting Interpretations Committee (“IFRIC”) that are effective for accounting periods beginning on or after January 1, 2014. Many of these updates are not applicable or consequential to the Company and have been excluded from the discussion below.

Pronouncements and related amendments adopted January 1, 2014

The following pronouncements and amendments were adopted on January 1, 2014 and did not have a material impact on the Company’s results for the three and nine months ended September 30, 2014 and 2013, and financial position at September 30, 2014 and December 31, 2013.

IAS 32	Financial Instruments: Presentation
IAS 32 has been amended to clarify certain requirements for offsetting financial assets and liabilities. The amendment addresses the meaning and application of the concepts of legally enforceable right of set-off and simultaneous realization and settlement.

IAS 36	Impairment of Assets
IAS 36 has been amended to require disclosure of the recoverable amount of an asset (including goodwill) or a cash generating unit when an impairment loss has been recognized or reversed in the period. When the recoverable amount is based on fair value less costs of disposal, the valuation techniques and key assumptions must also be disclosed.

IAS 39	Financial Instruments: Recognition and Measurement
IAS 39 has been amended to allow hedge accounting to continue when, as a result of laws or regulations, the counterparty to a derivative designated as a hedging instrument is replaced by a central clearing counterparty.

IFRIC 21	Levies
IFRIC 21 addresses the recognition requirements for a liability to pay a levy imposed by a government, other than an income tax. The interpretation requires the recognition of a liability when the event, identified by the legislation, triggering the obligation to pay the levy occurs.

Pronouncements and related amendments effective for annual accounting periods beginning January 1, 2015 or later

IAS 19	Employee Benefits
IAS 19 amendment, Defined Benefit Plans: Employee Contributions, clarifies the accounting for contributions from employees. Employee contributions, which are often a fixed percentage of salary, may be recognized as a reduction in the service cost component of pension expense in the same period the employee provides services. However, if the employee contribution rate varies based on years of service, the reduction in expense must be allocated over future service periods, mirroring the service cost recognition pattern. The amendment is effective January 1, 2015 and is not anticipated to have a material impact on the Company’s results and financial position.

IFRS 15	Revenue from Contracts with Customers
IFRS 15 is the culmination of a joint project between the IASB and the Financial Accounting Standards Board, the accounting standard setter in the U.S., to create a single revenue standard. The core principle of IFRS 15 is that an entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The new standard moves away from a revenue recognition model based on an earnings process to an approach that is based on transfer of control of a good or service to a customer. Additionally, the new standard requires disclosures as to the nature, amount, timing and uncertainty of revenues and cash flows arising from contracts with customers. IFRS 15 is effective on January 1, 2017, and shall be applied retrospectively to each period presented or retrospectively as a cumulative-effect adjustment as of the date of adoption. The Company is assessing the impact of the new standard on its results and financial position.

IFRS 9	Financial Instruments	IFRS 9 replaces IAS 39 - Financial Instruments: Recognition and Measurement. The new standard addresses classification and measurement, impairment and hedge accounting.
Classification and measurement
The new standard requires the classification of financial assets based on business model and cash flow characteristics measured at either (a) amortized cost; (b) fair value through profit or loss; or (c) fair value through other comprehensive income. For financial liabilities, the standard retains most of the IAS 39 requirements, but where the fair value option is taken, the part of a fair value change due to an entity’s own credit risk is recorded in other comprehensive income rather than the income statement.

Impairment
Under the forward looking impairment model, expected credit losses are recognized as soon as a financial asset is originated or purchased, rather than waiting for a trigger event to record a loss.

Hedge accounting
The new standard more closely aligns hedge accounting with an entity’s risk management activities. Specifically, the new standard (a) no longer requires the use of a specific quantitative threshold to determine if the hedging relationship is highly effective in order to qualify for hedge accounting; (b) removes restrictions that prevented some economically rational hedging strategies from qualifying for hedge accounting; and (c) allows purchased options, forwards and non-derivative financial instruments to be hedging instruments in applicable circumstances.

IFRS 9 is effective on January 1, 2018 and shall be applied retrospectively to each period presented, subject to the various transition provisions within IFRS 9. The Company is assessing the impact of the new standard on its results and financial position.

Note 3: Segment information

The Company is organized as four reportable segments reflecting how the businesses are managed: Financial & Risk, Legal, Tax & Accounting and Intellectual Property & Science. The accounting policies applied by the segments are the same as those applied by the Company. The reportable segments offer products and services to target markets as described below.

Financial & Risk

The Financial & Risk segment is a provider of critical news, information and analytics, enabling transactions and bringing together financial communities. Financial & Risk also provides regulatory and operational risk management solutions.

Legal

The Legal segment is a provider of critical online and print information, decision support tools, software and services to support legal, investigation, business and government professionals around the world.

Tax & Accounting

The Tax & Accounting segment is a provider of integrated tax compliance and accounting information, software and services for professionals in accounting firms, corporations, law firms and government.

Intellectual Property & Science

The Intellectual Property & Science segment is a provider of comprehensive intellectual property and scientific information, decision support tools and services that enable governments, academia, publishers, corporations and law firms to discover, develop and deliver innovations.

The Company also reports “Corporate & Other” and “Other Businesses”. These categories neither qualify as a component of another reportable segment nor as a separate reportable segment.

•	Corporate & Other includes expenses for corporate functions, certain share-based compensation costs and the Reuters News business, which is comprised of the Reuters News Agency and consumer publishing; and
•	Other Businesses is an aggregation of businesses that have been or are expected to be exited through sale or closure that did not qualify for discontinued operations classification.
	Three months ended September 30,		Nine months ended September 30,
	2014	2013	2014	2013
Revenues
Financial & Risk	1,628	1,640	4,941	4,975
Legal	854	843	2,507	2,483
Tax & Accounting	301	270	973	875
Intellectual Property & Science	248	240	742	707
Reportable segments	3,031	2,993	9,163	9,040
Corporate & Other (includes Reuters News)	79	82	240	245
Eliminations	(3)	(2)	(9)	(7)
Revenues from ongoing businesses	3,107	3,073	9,394	9,278
Other Businesses(1)	-	13	2	146
Consolidated revenues	3,107	3,086	9,396	9,424
Operating profit
Segment operating profit
Financial & Risk	252	275	758	735
Legal	254	248	730	704
Tax & Accounting	43	34	192	160
Intellectual Property & Science	54	61	167	171
Reportable segments	603	618	1,847	1,770
Corporate & Other (includes Reuters News)	(73)	(70)	(208)	(191)
Underlying operating profit	530	548	1,639	1,579
Other Businesses(1)	(1)	9	(2)	61
Fair value adjustments (see note 5)	88	(70)	53	21
Amortization of other identifiable intangible assets	(160)	(165)	(488)	(482)
Other operating gains (losses), net	9	(6)	4	124
Consolidated operating profit	466	316	1,206	1,303
(1)	The nine months ended September 30, 2013, includes Investor Relations, Public Relations and Multimedia Solutions business (“Corporate Services”), a provider of tools and solutions that help companies communicate with investors and media, which was sold in the second quarter of 2013.

In accordance with IFRS 8, Operating Segments, the Company discloses information about its reportable segments based upon the measures used by management in assessing the performance of those reportable segments.

•	Results from the Reuters News business and Other Businesses are excluded from reportable segments as they do not qualify as a component of the Company’s four reportable segments, nor as a separate reportable segment.
•	The Company uses segment operating profit to measure the operating performance of its reportable segments.
o	The costs of centralized support services such as technology, news, real estate, accounting, procurement, legal, and human resources are allocated to each segment based on usage or other applicable measures.
o	Segment operating profit is defined as operating profit before (i) amortization of other identifiable intangible assets; (ii) other operating gains and losses; (iii) certain asset impairment charges; (iv) corporate-related items; and (v) fair value adjustments. Management uses this measure because the Company does not consider these excluded items to be controllable operating activities for purposes of assessing the current performance of the reportable segments.
o	While in accordance with IFRS, the Company’s definition of segment operating profit may not be comparable to that of other companies.
•	Management also uses revenues from ongoing businesses and underlying operating profit to measure its consolidated performance, which includes Reuters News. Revenues from ongoing businesses are revenues from reportable segments and Corporate & Other, less eliminations.
•	Underlying operating profit is comprised of operating profit from reportable segments and Corporate & Other.
•	Other Businesses are excluded from both measures as they are not fundamental to the Company’s strategy.
•	Revenues from ongoing businesses and underlying operating profit do not have standardized meaning under IFRS, and therefore may not be comparable to similar measures of other companies.

Note 4: Seasonality

The Company’s revenues and operating profit on a consolidated basis do not tend to be significantly impacted by seasonality as it records a large portion of its revenues ratably over a contract term and its costs are generally incurred evenly throughout the year. However, non-recurring revenues can cause changes in the Company’s performance from quarter to consecutive quarter. Additionally, the release of certain print-based offerings can be seasonal as can certain product releases for the regulatory markets, which tend to be concentrated at the end of the year. As a consequence, the results of certain of the Company’s segments can be impacted by seasonality to a greater extent than its consolidated revenues and operating profit.

Note 5: Operating expenses

The components of operating expenses include the following:

	Three months ended September 30,		Nine months ended September 30,
	2014	2013	2014	2013
Salaries, commissions and allowances	1,153	1,148	3,480	3,610
Share-based payments	18	16	53	47
Post-employment benefits	65	67	195	216
Total staff costs	1,236	1,231	3,728	3,873
Goods and services(1)	547	500	1,628	1,510
Data	250	247	747	737
Telecommunications	142	142	428	432
Real estate	111	112	348	351
Fair value adjustments(2)	(88)	70	(53)	(21)
Total operating expenses	2,198	2,302	6,826	6,882
(1)	Goods and services include professional fees, consulting and outsourcing services, contractors, technology-related expenses, selling and marketing, and other general and administrative costs.
(2)	Fair value adjustments primarily represent mark-to-market impacts on embedded derivatives and certain share-based awards.

Operating expenses include costs incurred in the ordinary course of business. Operating expenses included charges associated with the Company’s simplification program initiatives of $18 million and $10 million for the three months ended September 30, 2014 and 2013, respectively, and $58 million and $97 million for the nine months ended September 30, 2014 and 2013, respectively. The charges were largely comprised of severance and recorded primarily within Financial & Risk.

Note 6: Other operating gains (losses), net

Other operating gains, net, were $124 million for the nine months ended September 30, 2013, and were primarily comprised of a $136 million gain from the sale of the Corporate Services business, which was partially offset by acquisition-related costs.

Note 7: Finance costs, net

The components of finance costs, net, include interest (expense) income and other finance (costs) income are as follows:

	Three months ended September 30,		Nine months ended September 30,
	2014	2013	2014	2013
Interest expense:
Debt	(96)	(96)	(290)	(303)
Derivative financial instruments - hedging activities	-	3	4	9
Other	(5)	(1)	(15)	(9)
Fair value gains (losses) on financial instruments:
Debt	2	1	4	4
Cash flow hedges, transfer from equity	(134)	64	(141)	(80)
Fair value hedges	(8)	2	(11)	(9)
Net foreign exchange gains (losses) on debt	140	(67)	148	85
Net interest expense - debt	(101)	(94)	(301)	(303)
Net interest expense - pension and other post- employment benefit plans	(10)	(16)	(30)	(48)
Interest income	1	1	2	3
Net interest expense	(110)	(109)	(329)	(348)
	Three months ended September 30,		Nine months ended September 30,
	2014	2013	2014	2013
Net (losses) gains due to changes in foreign currency exchange rates	(109)	43	(61)	(44)
Net gains (losses) on derivative instruments	27	(4)	35	11
Other	-	(1)	1	(1)
Other finance (costs) income	(82)	38	(25)	(34)

Net (losses) gains due to changes in foreign currency exchange rates

Net (losses) gains due to changes in foreign currency exchange rates were principally comprised of amounts related to certain intercompany funding arrangements.

Net gains (losses) on derivative instruments

Net gains (losses) on derivative instruments were principally comprised of amounts relating to freestanding derivative instruments.

Note 8: Share of post-tax earnings in equity method investments

The components of share of post-tax earnings in equity method investments are as follows:

	Three months ended September 30,		Nine months ended September 30,
	2014	2013	2014	2013
Share of post-tax earnings in equity method investees	4	4	5	9
Share of post-tax (losses) earnings in joint ventures	(2)	1	(2)	15
Share of post-tax earnings in equity method investments	2	5	3	24

In the three and nine months ended September 30, 2013, the Company’s share of post-tax earnings in equity method investments included its former joint venture in Omgeo, a provider of trade management services, which was sold in the fourth quarter of 2013.

Note 9: Taxation

The tax expense in each period reflected the mix of taxing jurisdictions in which pre-tax profits and losses were recognized. Because the geographical mix of pre-tax profits and losses in interim periods distorts the reported effective tax rate, tax expense or benefit in interim periods is not necessarily indicative of tax expense for the full year.

The comparability of the Company’s tax expense was impacted by various transactions and accounting adjustments during each period. In the nine months ended September 30, 2013, the Company recorded tax charges of $396 million in connection with intercompany sales of certain technology and content assets between wholly owned subsidiaries. These transactions were part of the Company’s consolidation of the ownership and management of its technology and content assets and are part of its simplification program. The intercompany gains that arose from these transactions were eliminated in consolidation.

The following table sets forth significant components within income tax expense that impact comparability from period to period:

	Three months ended September 30,		Nine months ended September 30,
(Expense) benefit	2014	2013	2014	2013
Sale of businesses(1)	-	(3)	-	(26)

Discrete tax items:
Deferred tax adjustment(2)	-	-	(21)	-
Consolidation of technology and content assets(3)	-	-	-	(396)
Uncertain tax positions(4)	1	10	4	12
Corporate tax rates(5)	1	4	3	5
Other(6)	8	6	24	27
(1)	Primarily relates to the sale of the Corporate Services business.
(2)	Relates to the write-off of deferred tax assets established in prior years.
(3)	Relates to the consolidation of the ownership and management of the Company’s technology and content assets.
(4)	Relates to the reversal of tax reserves in connection with favorable developments regarding tax disputes.
(5)	Relates to the net reduction of deferred tax liabilities due to changes in corporate tax rates that were substantively enacted in certain jurisdictions.
(6)	Primarily relates to the recognition of deferred tax benefits in connection with acquisitions.

Note 10: Earnings per share

Basic earnings per share was calculated by dividing earnings attributable to common shareholders less dividends declared on preference shares by the sum of the weighted-average number of shares outstanding during the period plus vested deferred share units (“DSUs”). DSUs represent common shares that certain employees have elected to receive in the future in lieu of cash compensation.

Diluted earnings per share was calculated using the denominator of the basic calculation described above adjusted to include the potentially dilutive effect of outstanding stock options and time-based restricted share units (“TRSUs”). The denominator is: (1) increased by the total number of additional common shares that would have been issued by the Company assuming exercise of all stock options with exercise prices below the average market price for the period; and (2) decreased by the number of shares that the Company could have repurchased if it had used the assumed proceeds from the exercise of stock options to repurchase them on the open market at the average share price for the year.

Earnings used in determining consolidated earnings per share and earnings per share from continuing operations are as follows:

	Three months ended September 30,		Nine months ended September 30,
	2014	2013	2014	2013
Net earnings	250	283	802	528
Less: Earnings attributable to non-controlling interests	(19)	(12)	(40)	(40)
Dividends declared on preference shares	(1)	-	(2)	(2)
Earnings used in consolidated earnings per share	230	271	760	486
Less: Earnings from discontinued operations, net of tax	-	-	-	(6)
Earnings used in earnings per share from continuing operations	230	271	760	480

Earnings used in determining earnings per share from discontinued operations are the earnings from discontinued operations as reported within the consolidated income statement.

The weighted-average number of shares outstanding, as well as a reconciliation of the weighted-average number of shares outstanding used in the basic earnings per share computation to the weighted-average number of shares outstanding used in the diluted earnings per share computation, is presented below:

	Three months ended September 30,		Nine months ended September 30,
	2014	2013	2014	2013
Weighted-average number of shares outstanding	803,443,065	828,857,688	809,992,149	828,656,603
Vested DSUs	591,879	571,899	590,030	578,670
Basic	804,034,944	829,429,587	810,582,179	829,235,273
Effect of stock options and TRSUs	3,532,472	2,637,426	3,405,652	2,434,788
Diluted	807,567,416	832,067,013	813,987,831	831,670,061

Note 11: Financial instruments

Financial assets and liabilities

Financial assets and liabilities in the consolidated statement of financial position were as follows:

September 30, 2014	Cash, trade and other receivables	Assets/ (liabilities) at fair value through earnings	Derivatives used for hedging	Available for sale	Other financial liabilities	Total
Cash and cash equivalents	1,686	-	-	-	-	1,686
Trade and other receivables	1,694	-	-	-	-	1,694
Other financial assets - current	23	79	49	-	-	151
Other financial assets - non-current	60	31	51	35	-	177
Current indebtedness	-	-	-	-	(1,117)	(1,117)
Trade payables (see note 13)	-	-	-	-	(260)	(260)
Accruals (see note 13)	-	-	-	-	(1,370)	(1,370)
Other financial liabilities - current(1)	-	(25)	(66)	-	(182)	(273)
Long term indebtedness	-	-	-	-	(7,810)	(7,810)
Other financial liabilities - non-current	-	(5)	(73)	-	(35)	(113)
Total	3,463	80	(39)	35	(10,774)	(7,235)
December 31, 2013	Cash, trade and other receivables	Assets/ (liabilities) at fair value through earnings	Derivatives used for hedging	Available for sale	Other financial liabilities	Total
Cash and cash equivalents	1,316	-	-	-	-	1,316
Trade and other receivables	1,751	-	-	-	-	1,751
Other financial assets - current	38	66	79	-	-	183
Other financial assets - non-current	59	27	80	26	-	192
Current indebtedness	-	-	-	-	(596)	(596)
Trade payables (see note 13)	-	-	-	-	(406)	(406)
Accruals (see note 13)	-	-	-	-	(1,626)	(1,626)
Other financial liabilities - current(1)	-	(48)	-	-	(145)	(193)
Long term indebtedness	-	-	-	-	(7,470)	(7,470)
Other financial liabilities - non-current	-	(29)	(73)	-	-	(102)
Total	3,164	16	86	26	(10,243)	(6,951)
(1)	Includes $125 million (2013 – $100 million) related to the Company’s pre-defined plan with its broker for the repurchase of up to $125 million (2013 – $100 million) of the Company’s shares during its internal trading blackout period. See note 15.

Cash and cash equivalents

Of total cash and cash equivalents, $89 million and $105 million at September 30, 2014 and December 31, 2013, respectively, was held in subsidiaries which have regulatory restrictions, contractual restrictions or operate in countries where exchange controls and other legal restrictions apply and are therefore not available for general use by the Company.

Debt-related activity

The following table provides information regarding notes that the Company issued and repaid in the nine months ended September 30, 2014 and 2013:

Month/Year	Transaction	Principal Amount (in millions)
Notes issued
September 2014	1.65% Notes due 2017	US$550
September 2014	3.85% Notes due 2024	US$450
May 2013	0.875% Notes due 2016	US$500
May 2013	4.50% Notes due 2043	US$350
Notes repaid
July 2013	5.95% Notes due 2013	US$750
August 2013	5.25% Notes due 2013	US$250

The net proceeds of the September 2014 debt issuances were for general corporate purposes, including debt repayments and share repurchases. The net proceeds of the May 2013 debt issuance were for general corporate purposes, including pension contributions and debt repayments.

Credit facility

The Company has a $2.5 billion syndicated credit facility agreement which matures in May 2018. The facility may be utilized to provide liquidity for general corporate purposes (including to support its commercial paper programs). There were no borrowings during the nine months ended September 30, 2014. In the nine months ended September 30, 2013, the Company borrowed and repaid $440 million under the credit facility.

Fair Value

The fair values of cash, trade and other receivables, trade payables and accruals approximate their carrying amounts because of the short-term maturity of these instruments. The fair value of long-term debt and related derivative instruments is set forth below.

Debt and Related Derivative Instruments

Carrying Amounts

Amounts recorded in the consolidated statement of financial position are referred to as “carrying amounts”. The carrying amounts of primary debt are reflected in “Long-term indebtedness” and “Current indebtedness” and the carrying amounts of derivative instruments are included in “Other financial assets” and “Other financial liabilities”, both current and non-current in the consolidated statement of financial position, as appropriate.

Fair Value

The fair value of debt is estimated based on either quoted market prices for similar issues or current rates offered to the Company for debt of the same maturity. The fair values of interest rate swaps and forward contracts are estimated based upon discounted cash flows using applicable current market rates and taking into account non-performance risk.

The following is a summary of debt and related derivative instruments that hedge the cash flows or fair value of the debt:

	Carrying amount		Fair value
September 30, 2014	Primary debt instruments	Derivative instruments (asset) liability	Primary debt instruments	Derivative instruments (asset) liability
Bank and other	40	-	43	-
C$600, 5.20% Notes, due 2014	538	(49)	540	(49)
C$600, 5.70% Notes, due 2015	536	66	554	66
C$750, 6.00% Notes, due 2016	670	(51)	710	(51)
C$500, 3.369% Notes, due 2019	445	23	460	23
C$750, 4.35% Notes, due 2020	667	50	720	50
$500, 0.875% Notes, due 2016	498	-	500	-
$550, 1.30% Notes, due 2017	547	-	550	-
$550, 1.65% Notes, due 2017	547	-	549	-
$1,000, 6.50% Notes, due 2018	995	-	1,153	-
$500, 4.70% Notes, due 2019	497	-	552	-
$350, 3.95% Notes, due 2021	347	-	367	-
$600, 4.30% Notes, due 2023	594	-	628	-
$450, 3.85% Notes, due 2024	445	-	446	-
$350, 4.50% Notes, due 2043	340	-	341	-
$350, 5.65% Notes, due 2043	340	-	386	-
$400, 5.50% Debentures, due 2035	393	-	449	-
$500, 5.85% Debentures, due 2040	488	-	571	-
Total	8,927	39	9,519	39
Current portion	1,117	17
Long-term portion	7,810	22
	Carrying amount		Fair value
December 31, 2013	Primary debt instruments	Derivative instruments (asset) liability	Primary debt instruments	Derivative instruments (asset) liability
Bank and other	24	-	28	-
C$600, 5.20% Notes, due 2014	569	(79)	583	(79)
C$600, 5.70% Notes, due 2015	564	45	597	45
C$750, 6.00% Notes, due 2016	704	(80)	764	(80)
C$500, 3.369% Notes, due 2019	469	6	470	6
C$750, 4.35% Notes, due 2020	701	22	731	22
$500, 0.875% Notes, due 2016	497	-	501	-
$550, 1.30% Notes, due 2017	546	-	530	-
$1,000, 6.50% Notes, due 2018	994	-	1,159	-
$500, 4.70% Notes, due 2019	497	-	540	-
$350, 3.95% Notes, due 2021	347	-	347	-
$600, 4.30% Notes, due 2023	593	-	595	-
$350, 4.50% Notes, due 2043	340	-	295	-
$350, 5.65% Notes, due 2043	340	-	352	-
$400, 5.50% Debentures, due 2035	393	-	387	-
$500, 5.85% Debentures, due 2040	488	-	503	-
Total	8,066	(86)	8,382	(86)
Current portion	596	(79)
Long-term portion	7,470	(7)

Fair value estimation

The following fair value measurement hierarchy is used for financial instruments that are measured in the consolidated statement of financial position at fair value:

•	Level 1 - quoted prices (unadjusted) in active markets for identical assets or liabilities;
•	Level 2 - inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices); and
•	Level 3 - inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs).

The levels used to determine fair value measurements for those instruments carried at fair value in the consolidated statement of financial position are as follows:

September 30, 2014 Assets	Level 1	Level 2	Level 3	Total Balance
Embedded derivatives(1)	-	68	-	68
Forward exchange contracts(2)	-	42	-	42
Financial assets at fair value through earnings	-	110	-	110
Fair value hedges(3)	-	14	-	14
Cash flow hedges(4)	-	86	-	86
Derivatives used for hedging	-	100	-	100
Available for sale investments(5)	35	-	-	35
Total assets	35	210	-	245
Liabilities
Embedded derivatives(1)	-	(20)	-	(20)
Forward exchange contracts(2)	-	(10)	-	(10)
Financial liabilities at fair value through earnings	-	(30)	-	(30)
Cash flow hedges(4)	-	(139)	-	(139)
Derivatives used for hedging	-	(139)	-	(139)
Total liabilities	-	(169)	-	(169)
December 31, 2013 Assets	Level 1	Level 2	Level 3	Total Balance
Embedded derivatives(1)	-	66	-	66
Forward exchange contracts(2)	-	27	-	27
Financial assets at fair value through earnings	-	93	-	93
Fair value hedges(3)	-	24	-	24
Cash flow hedges(4)	-	135	-	135
Derivatives used for hedging	-	159	-	159
Available for sale investments(5)	26	-	-	26
Total assets	26	252	-	278
Liabilities
Embedded derivatives(1)	-	(58)	-	(58)
Forward exchange contracts(2)	-	(19)	-	(19)
Financial liabilities at fair value through earnings	-	(77)	-	(77)
Cash flow hedges(4)	-	(73)	-	(73)
Derivatives used for hedging	-	(73)	-	(73)
Total liabilities	-	(150)	-	(150)
(1)	Largely related to U.S. dollar pricing of vendor or customer agreements by foreign subsidiaries.
(2)	Used to manage foreign exchange risk on cash flows excluding indebtedness.
(3)	Comprised of fixed-to-floating cross-currency interest rate swaps on indebtedness.
(4)	Comprised of fixed-to-fixed cross-currency swaps on indebtedness.
(5)	Investments in entities over which the Company does not have control, joint control or significant influence.

Valuation Techniques

The fair value of financial instruments that are not traded in an active market (for example, over-the-counter derivatives) is determined by using valuation techniques. These valuation techniques maximize the use of observable market data where it is available and rely as little as possible on entity specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in level 2. If one or more of the significant inputs is not based on observable market data, the instrument is included in level 3.

Specific valuation techniques used to value financial instruments include:

•	quoted market prices or dealer quotes for similar instruments; and
•	the fair value of currency and interest rate swaps and forward foreign exchange contracts is calculated as the present value of the estimated future cash flows based on observable yield curves.

Note 12: Other non-current assets

	September 30, 2014	December 31, 2013
Net defined benefit plan surpluses	66	52
Cash surrender value of life insurance policies	278	273
Equity method investments:
Joint ventures	17	19
Other	179	178
Other non-current assets	62	61
Total other non-current assets	602	583

Note 13: Payables, accruals and provisions

	September 30, 2014	December 31, 2013
Trade payables	260	406
Accruals	1,370	1,626
Provisions	203	372
Other current liabilities	276	220
Total payables, accruals and provisions	2,109	2,624

Note 14: Provisions and other non-current liabilities

	September 30, 2014	December 31, 2013
Net defined benefit plan obligations	1,043	875
Deferred compensation and employee incentives	210	230
Provisions	171	183
Unfavorable contract liability	17	48
Uncertain tax positions	304	282
Other non-current liabilities	93	141
Total provisions and other non-current liabilities	1,838	1,759

Note 15: Capital

Share repurchases

The Company may buy back shares (and subsequently cancel them) from time to time as part of its capital strategy. In May 2014, the Company renewed its current normal course issuer bid (“NCIB”) for an additional 12 months. Under the NCIB, the Company may repurchase up to 30 million common shares between May 28, 2014 and May 27, 2015 in open market transactions on the TSX, the NYSE and/or other exchanges and alternative trading systems, if eligible, or by such other means as may be permitted by the TSX.

During the three and nine months ended September 30, 2014, the Company repurchased 2.8 million and 20.6 million of its common shares for a cost of $107 million and $731 million, respectively, of which $5 million was payable to the broker at September 30, 2014. The average price per share that the Company repurchased in the three and nine month periods ended September 30, 2014 was $37.29 and $35.46, respectively. During the three and nine months ended September 30, 2013, the Company repurchased 2.9 million of its common shares for a cost of $100 million at an average price per share of $34.09. Decisions regarding any future repurchases will be based on market conditions, share price and other factors including opportunities to invest capital for growth.

The Company may elect to suspend or discontinue its share repurchases at any time, in accordance with applicable laws. From time to time when the Company does not possess material nonpublic information about itself or its securities, it may enter into a pre-defined plan with its broker to allow for the repurchase of shares at times when the Company ordinarily would not be active in the market due to its own internal trading blackout periods, insider trading rules or otherwise. Any such plans entered into with the Company’s broker will be adopted in accordance with applicable Canadian securities laws and the requirements of Rule 10b5-1 under the U.S. Securities Exchange Act of 1934, as amended. The Company entered into such plans with its broker on September 30, 2014 and on December 31, 2013. As a result, the Company recorded a liability of $125 million in “Other financial liabilities” within current liabilities at September 30, 2014 ($100 million at December 31, 2013) with a corresponding amount recorded in equity in the consolidated statement of financial position in both periods. The liability recorded on December 31, 2013 was settled in the first quarter of 2014.

Dividends

Dividends on common shares are declared in U.S. dollars. Details of dividends declared per share are as follows:

	Three months ended September 30,		Nine months ended September 30,
	2014	2013	2014	2013
Dividends declared per common share	$0.33	$0.33	$0.99	$0.98

In the consolidated statement of cash flow, dividends paid on common shares are shown net of amounts reinvested in the Company’s DRIP. Details of dividend reinvestment are as follows:

	Three months ended September 30,		Nine months ended September 30,
	2014	2013	2014	2013
Dividend reinvestment	8	9	24	29

Note 16: Non-controlling interests

In the nine months ended September 30, 2014, the non-controlling interests of Tradeweb contributed $120 million in exchange for additional shares. Post this transaction, the Company continues to own the majority of the equity interests and retains control of the entity. The carrying amount of the non-controlling interests was increased by $81 million to reflect the change in their relative ownership interest. The change in the Company’s ownership interest of $39 million did not result in a change in control, and was therefore accounted for as an equity transaction within retained earnings.

The contribution from the non-controlling interests is included in “Other financing activities” in the consolidated statement of cash flow.

Note 17: Supplemental cash flow information

Details of “Other” in the consolidated statement of cash flow are as follows:

	Three months ended September 30,		Nine months ended September 30,
	2014	2013	2014	2013
Non-cash employee benefit charges	57	77	181	218
Fair value adjustments	(88)	70	(53)	(21)
Net (gains) losses on foreign exchange and derivative financial instruments	81	(40)	23	34
Other	(13)	(20)	(3)	(19)
	37	87	148	212

Details of “Changes in working capital and other items” are as follows:

	Three months ended September 30,		Nine months ended September 30,
	2014	2013	2014	2013
Trade and other receivables	66	68	33	92
Prepaid expenses and other current assets	(23)	37	(51)	(9)
Other financial assets	(3)	(2)	13	11
Payables, accruals and provisions	10	(62)	(474)	(514)
Deferred revenue	(138)	(143)	(55)	(28)
Other financial liabilities	1	47	6	26
Income taxes	97	(114)	129	14
Other	(50)	(40)	(157)	(138)
	(40)	(209)	(556)	(546)

Note 18: Acquisitions

Acquisitions primarily comprise the purchase of businesses that are integrated into existing operations to broaden the Company’s range of offerings to customers as well as its presence in global markets.

Acquisition activity

The number of acquisitions completed, and the related cash consideration, during the three and nine months ended September 30, 2014 and 2013 were as follows:

	Three months ended September 30,		Nine months ended September 30,
Number of transactions	2014	2013	2014	2013
Businesses and identifiable intangible assets acquired	2	10	5	24
Investments in businesses	1	-	1	1
	3	10	6	25
	Three months ended September 30,		Nine months ended September 30,
Cash consideration	2014	2013	2014	2013
Businesses and identifiable intangible assets acquired	20	139	146	1,010
Less: cash acquired	-	(1)	(2)	(30)
Businesses and identifiable intangible assets acquired, net of cash	20	138	144	980
Contingent consideration payments	2	-	14	3
Investments in businesses	6	1	7	4
	28	139	165	987

The following provides a brief description of certain acquisitions completed during the nine months ended September 30, 2014 and 2013:

Date	Company	Acquiring segment	Description
April 2014	Dominio Sistemas	Tax & Accounting	A Brazilian provider of accounting and software solutions primarily to accounting firms
April 2013	T.Global	Tax & Accounting	A Brazilian provider of global trade management software and solutions to professionals across Latin America
February 2013	Practical Law Company	Legal	A provider of practical legal know-how, current awareness and workflow solutions to law firms and corporate law departments

Purchase price allocation

Each business combination has been accounted for using the acquisition method and the results of acquired businesses are included in the consolidated financial statements from the dates of acquisition. Purchase price allocations related to certain acquisitions may be subject to adjustment pending completion of final valuations.

The details of net assets acquired were as follows:

	Three months ended September 30,		Nine months ended September 30,
	2014(1)	2013(1)	2014	2013
Cash and cash equivalents	-	1	2	30
Trade and other receivables	(1)	6	3	38
Prepaid expenses and other current assets	-	1	-	21
Current assets	(1)	8	5	89
Computer hardware and other property, net	-	-	2	4
Computer software, net	(9)	19	16	51
Other identifiable intangible assets	14	59	57	327
Other financial assets	-	1	-	1
Other non-current assets	-	-	1	-
Deferred tax	-	-	-	7
Total assets	4	87	81	479
Current indebtedness	-	-	-	(1)
Payables, accruals and provisions	-	(6)	(5)	(45)
Deferred revenue	(2)	(11)	(4)	(74)
Current liabilities	(2)	(17)	(9)	(120)
Provisions and other non-current liabilities	-	(3)	(2)	(8)
Other financial liabilities	(1)	2	(4)	-
Deferred tax	-	(17)	-	(87)
Total liabilities	(3)	(35)	(15)	(215)
Net assets acquired	1	52	66	264
Goodwill	19	87	80	746
Total	20	139	146	1,010
(1)	The three months ended September 30, 2014 and 2013 include valuation adjustments for acquisitions that closed in the first half of the year.

The excess of the purchase price over the net tangible and identifiable intangible assets acquired and assumed liabilities was recorded as goodwill and reflects synergies and the value of the acquired workforce. The majority of goodwill for acquisitions completed in 2014 is expected to be deductible for tax purposes (goodwill from 2013 acquisitions is not expected to be deductible for tax purposes).

Acquisition transactions were completed by acquiring all equity interests or the net assets of the acquired businesses. The revenues and operating profit of acquired businesses since the date of acquisition were not material to the Company’s results of operations.

Note 19: Contingencies

Lawsuits and legal claims

The Company is engaged in various legal proceedings, claims, audits and investigations that have arisen in the ordinary course of business. These matters include but are not limited to intellectual property infringement claims, employment matters and commercial matters. The outcome of all of the matters against the Company is subject to future resolution, including the uncertainties of litigation. Based on information currently known to the Company and after consultation with outside legal counsel, management believes that the probable ultimate resolution of any such matters, individually or in the aggregate, will not have a material adverse impact on the Company’s financial condition taken as a whole.

Uncertain tax positions

The Company is subject to taxation in numerous jurisdictions. There are many transactions and calculations during the course of business for which the ultimate tax determination is uncertain. The Company maintains provisions for uncertain tax positions that it believes appropriately reflect its risk. These provisions are made using the best estimate of the amount expected to be paid based on a qualitative assessment of all relevant factors. The Company reviews the adequacy of these provisions at the end of the reporting period. It is possible that at some future date, liabilities in excess of the Company’s provisions could result from audits by, or litigation with, relevant taxing authorities. Management believes that such additional liabilities would not have a material adverse impact on the Company’s financial condition taken as a whole.

Note 20: Related party transactions

As of September 30, 2014, The Woodbridge Company Limited (“Woodbridge”) beneficially owned approximately 57% of the Company’s shares.

Transactions with Woodbridge

From time to time, in the normal course of business, the Company enters into transactions with Woodbridge and certain of its affiliates. These transactions involve providing and receiving product and service offerings, are negotiated at arm’s length on standard terms, including price, and are not significant to the Company’s results of operations or financial condition either individually or in the aggregate.

In May 2012, as part of its efforts to expand its mutual fund data and strategic research capabilities, the Company acquired a Canadian mutual fund database, fund fact sheet business and mutual fund and equity data feed business for approximately C$9 million from The Globe and Mail (“The Globe”), which is majority owned by Woodbridge. The Company paid approximately C$8 million in cash and issued a C$1 million promissory note to The Globe that will be due in May 2016. In connection with the acquisition, the Company licensed the acquired database to The Globe over a four year term, valued at approximately C$250,000 per year. The Globe issued four promissory notes to the Company, each for the value of the annual license. Amounts due each year under the notes issued by The Globe are offset against the note issued by the Company. The board of directors’ Corporate Governance Committee approved the transaction.

In the normal course of business, certain of the Company’s subsidiaries charge a Woodbridge-owned company fees for various administrative services. The total amount charged to Woodbridge for these services was approximately $105,000 for the year ended December 31, 2013.

The Company purchases property and casualty insurance from third party insurers and retains the first $500,000 of each and every claim under the programs via the Company’s captive insurance subsidiaries. Woodbridge is included in these programs and pays the Company a premium commensurate with its exposures. Premiums relating to the year ended December 31, 2013 were $44,000, which would approximate the premium charged by a third party insurer for such coverage.

The Company maintained an agreement with Woodbridge until April 17, 2008 (the closing date of the Reuters acquisition) under which Woodbridge agreed to indemnify up to $100 million of liabilities incurred either by the Company’s current and former directors and officers or by the Company in providing indemnification to these individuals on substantially the same terms and conditions as would apply under an arm’s length, commercial arrangement. The Company was required to pay Woodbridge an annual fee of $750,000, which was less than the premium that would have been paid for commercial insurance. In 2008, the Company replaced this agreement with a conventional insurance agreement. The Company was entitled to seek indemnification from Woodbridge for any claims arising from events prior to April 17, 2008, so long as the claims were made before April 17, 2014. As there were no claims against the indemnity by current or former directors and officers, the Company did not seek indemnification from Woodbridge under this arrangement.

Transactions with associates and joint ventures

From time to time, the Company enters into transactions with its investments in associates and joint ventures. These transactions typically involve providing or receiving services and are entered into in the normal course of business and on an arm’s length basis.

The Company and Shin Nippon Hoki Shuppan K.K. each own 50% of Westlaw Japan K.K., a provider of legal information and solutions to the Japanese legal market. The Company provides the joint venture with technology and other services, which were valued at approximately $500,000 for the nine months ended September 30, 2014.

In connection with the 2008 acquisition of Reuters, the Company assumed a lease agreement with 3XSQ Associates, an entity owned by the Company and Rudin Times Square Associates LLC that was formed to build and operate the 3 Times Square property and building in New York, New York that serves as the Company’s corporate headquarters. The Company follows the equity method of accounting for its investment in 3XSQ Associates. The lease provides the Company with over 690,000 square feet of office space until 2021 and includes provisions to terminate portions early and various renewal options. The Company’s costs under this lease arrangement for rent, taxes and other expenses were approximately $29 million for the nine months ended September 30, 2014.